Mail Stop 4561

December 31, 2007

Mr. Laurence S. Geller
President, Chief Executive Officer, and Director
Strategic Hotels & Resorts, Inc.
200 West Madison Street
Suite 1700
Chicago, Illinois   60606-3415

>   **Re: Strategic Hotels & Resorts, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed 3/01/07**
>   **File No. 001-32223**

Dear Mr. Geller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations and Comprehensive Income, page 73

1.   On page 39 you disclose that based on continued cash flow you generated from an asset management agreement with SHC LLC, the operations of seven hotel properties distributed to SHC LLC in 2004 were not reflected as discontinued operations in the statements of operations. You also disclose on page 46 that

SHC LLC sold three of these properties in 2005 and three of these properties in 2006 and that effective November 15, 2006 the related management agreement with SHC LLC was terminated. In light of the fact that you will have no continuing involvement with these properties subsequent to November 15, 2006, please tell us what consideration you gave to classifying the results of operations related to these hotel properties as discontinued operations for the periods presented.

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page 79

2.   You disclose that intangible asset balance includes advanced bookings that are amortized over a period of 3 to 8 years. We note that you previously disclosed in your Form 10-K for the year ended December 31, 2005 that these advanced bookings were amortized over a period of 1.5 years. Please provide us with more details regarding the terms of these advanced bookings and explain the change in the amortization period.

Deferred Financing Costs, page 79

3.   You disclose that your deferred financing costs have been capitalized and are being amortized to interest expense over the life of the underlying loan assuming all extension options exercised using the straight-line method, which approximates the effective interest method. Please tell us your basis in GAAP for assuming all extension options are exercised.

Deferred Transaction Costs, page 80

4.   You disclose that at December 31, 2006, other assets include $6.2 Million of deferred costs related to a potential transaction. You also disclose on page 14 of your Form 10-Q for the quarter ended September 30, 2007 that these costs were incurred in connection with your planned formation of a joint venture or publicly traded European entity for your European hotel assets. Please tell us your basis for capitalizing these costs when incurred rather than expensing them.

Note 3 – Property and Equipment, page 84

5.   We note that you made several material acquisitions during 2004, 2005, and 2006. In future filings please expand your disclosure to include the primary reasons for the acquisitions, including a description of the factors that contributed to purchase prices that resulted in recognition of goodwill. Please provide us with the proposed disclosure in your response.

6.   Additionally, please tell us what consideration you gave to allocating any of the purchase prices of the acquired hotels to management agreements. On page 91, you disclose that management fees at your hotels range from 1% to 4% if Gross Revenues; thus, it appears that some of these fees may not be at market rates. Please explain.

Note 5 – Investment in Hotel Joint Ventures, page 89

7.   You disclose that subsidiaries of your company acquired a 45% joint venture ownership interest in SHC KSL Partners, LP (Hotel Venture), the existing owner of the Hotel del Coronado in San Diego, California, and in HdC North Beach Development, LP (North Beach Venture), the owner of an adjacent land parcel under development, for a pro rata share of an aggregate agreed-upon market value of $745,000,000. You also disclose that you account for the partnerships using the equity method. However, we note, per review of Exhibits 10.42 and 10.43 of your Form 10-K for the year ended December 31, 2005, that your 45% interests in these partnerships include general partner interests owned by your subsidiaries, DTRS North Beach Del Coronado, LLC and SHC del GP, LLC. In light of the fact that your subsidiaries are the general partners of both of these partnerships, please tell us how you determined that you should account for your investments in the partnerships using the equity method rather than consolidation. Please cite the relevant guidance that you are relying upon.

Exhibits

8.   We note that you refer to the "annual report" and the "quarterly report" throughout your certifications. Please confirm to us that you will revise all future filings to refer to the "report," rather than the "annual report" or "quarterly report," consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2007

Note 3 – Property and Equipment, page 13

9.   We note that effective August 31, 2007 you sold 49% interests in the entities that own each of the InterContinental Chicago and Hyatt Regency LaJolla hotels to DND Hotel JV Pte Ltd. We also note that you retained 51% interests in these entities. Furthermore, you recognized a gain on the sale of approximately $85 Million, net of minority interest, during the third quarter of 2007. Please tell us your basis for recognizing $85 Million of gain in light of the fact that you still own 51% controlling interests in the hotels. Please cite the relevant accounting guidance that you are relying upon.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief

Mr. Laurence S. Geller
Strategic Hotels & Resorts, Inc.
December 31, 2007
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